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                                                                   EXHIBIT 15(e)

                           ASSET MANAGEMENT FUND, INC.
                         AMENDED AND RESTATED 12b-1 PLAN


         The plan ("Plan") described below is adopted pursuant to the provisions of Rule 12b-1 ("Rule 12b-1") under the Investment Company Act of 1940 (the "1940 Act") by the Board of Directors ("Board") of Asset Management Fund, Inc. ("Fund"), including a majority of the members of the Board who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the Plan or any agreement related thereto. The Fund currently issues units of beneficial interest ("Shares") in five (5) portfolios, the Money Market Portfolio, Adjustable Rate Mortgage (ARM) Portfolio, Short U.S. Government Securities Portfolio, Intermediate Mortgage Securities Portfolio, and U.S. Government Mortgage Securities Portfolio (collectively referred to as the "Portfolios" and individually referred to as a "Portfolio") and the Fund desires to adopt the Plan with respect to Portfolios that are presently designated and such other series as may hereafter be designated by the Board of Directors ("Additional Portfolio"). The Board having determined that there is a reasonable likelihood that the following described Plan as amended will benefit the Fund and its shareholders and that said Plan is otherwise in the best interests of the Fund and its shareholders, hereby adopts and approves the Plan, as amended and restated, and the related agreements described herein.

     1. The Plan is adopted in order to induce other firms (including brokerage firms, depository institutions and other firms) to provide distribution and administrative services to the Fund and its stockholders and to enable the Fund to compensate such firms (including brokerage firms, depository institutions and other firms) to provide distribution and administrative services to the Fund and its shareholders and to enable the Fund to compensate such firms (including depository institutions and other firms) for certain expenses associated with the disribution services (in the case of broker-dealer and other firms) and administrative services (in the case of all firms) to be provided under the Plan.

     2. Amounts paid under the Plan shall comply with the guidelines concerning asset-based sales charges as set forth in the Conduct Rules of the National Association of Security Dealers, Inc.

     3. As full compensation under the Agreement, the Fund will pay the Principal Distributor (i) a fee at an annual rate equal to 0.15 of 1% per annum of the combined average daily net assets of the Money Market Portfolio Portfolio and Short U.S. Government Securities Portfolio of the Fund (the "Combined Assets") up to and including $0.5 billion; at an annual rate equal to 0.125 of 1% per annum of the Combined Assets between $0.5 billion and $1.0 billion; at an annual rate equal to 0.10 of 1% per annum of the Combined Assets between $1.0 billion and $2.0 billion; and at an annual rate equal to 0.075 of 1% per annum of the Combined Assets over $2.0 billion; (ii) a fee with respect to each of the U.S. Government Mortgage Securities Portfolio and the Intermediate Mortgage Securities Portfolio at an annual rate equal to 0.15 of 1% per annum of the average daily net assets of each Portfolio up to and including $0.5 billion; at





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an annual rate equal to 0.125 of 1% per annum of the average daily net assets between $0.5 billion and $1.0 billion; at an annual rate equal to 0.10 of 1% per annum of the average daily net assets between $1.0 billion and $1.5 billion; and 0.075 of 1% per annum of the average daily net assets over $1.5 billion; (iii) a fee with respect to the Adjustable Rate Mortgage (ARM) Portfolio at an annual rate equal to 0.25 of 1% per annum of the average daily net assets of the portfolio.

                  This fee for each month will be paid to the Principal Distributor during the succeeding month in the event the Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, the fee for the part of the month the Agreement is in effect will be prorated in a manner consistent with the calculation of fees set forth above.

     4. At least quarterly, the Principle Distributor will provide the Treasurer of the Fund for submission to and review by the Fund's Board of Directors, the Treasurer of the Fund will submit to the Fund's Board of Directors, and the Fund's Board of Directors will review, a written report of the amounts expended under this Plan and the purposes for which the expenditures were made.

     5. This Plan will become effective upon approval by at least a majority of the outstanding voting shares (as defined in the Act) of the Fund and upon approval by a vote of the Board of Directors of the Fund and of the directors who are not interested persons (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the Plan ("Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan.

     6. This Plan first became effective on September 1, 1990 upon its approval by the stockholders of the Fund and amendments to the Plan were subsequently approved by the Fund's Board of Directors (including a majority of the Qualified Directors) effective June 28, 1991 and September 18, 1996. The Plan will continue in effect until March 1, 1998 and shall continue in effect from year to year thereafter, subject to automatic termination if not approved at such meeting of stockholders and subject to termination as hereinafter provided, if approved at least annually by a vote of the Board of Directors of the Fund and of the Qualified Directors, cast in person at a meeting called for the purpose of voting on the Plan or by a majority of the outstanding shares (as defined in the Act) of the Fund. The Plan will terminate automatically upon assignment (as defined in the Act) and is terminable at any time without penalty by a majority of the Fund's Qualified Directors or by at least a majority of the outstanding voting shares (as defined in the Act) of the Fund on 60 days' written notice to the Principle Distributor, or by the Principle Distributor on 90 days' written notice to the Fund.

     7. This Plan may not be amended to increase materially the amount to be spent for the services, facilities, personnel and assistance of the Principle Distributor described herein without approval of the stockholders of the Fund, and all material amendments of the Plan must be approved by a vote of the Board of Directors of the Fund and of the Qualified Directors, cast in person at a meeting called for the purpose of voting on the amendment.




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     8. So long as this Plan is in effect, the selection and nomination of Fund directors who are not interested persons (as defined in the Act) of the Fund will be committed to the discretion of Fund directors who are themselves not interested persons (as so defined) of the Fund.

     9. The Fund will preserve copies of this Plan and all reports made pursuant to Paragraph 8 above for a period of not less than six years from the date of the Plan or any such report, as the case may be, the first two years in an easily accessible place.


Date Adopted:  August 4, 1997


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